LEAH Labs

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-468,270.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-101,002.68
13100 Prepayments:Prepaid Insurance	-5,480.00
13300 Prepayments:Prepaid Software Subscriptions	-3,714.73
13400 Prepayments:Prepaid Other	-32,539.56
15150 Property, Plant & Equipment:Accumulated Depreciation - Lab Equip	15,385.00
15250 Property, Plant & Equipment:Accumulated Depreciation - Office Equip	1,190.00
Accounts Payable (A/P)	1,884.40
23000 Brex	-121.89
25100 Payroll Liability:Wages Payable	4,761.80
25150 Payroll Liability:Benefits Payable	-1,195.72
25200 Payroll Liability:FIT Payable	0.00
25250 Payroll Liability:FUTA Payable	0.00
25300 Payroll Liability:SIT Payable	0.00
25350 Payroll Liability:SUTA Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-120,833.38**
Net cash provided by operating activities	**$ -589,103.62**
INVESTING ACTIVITIES	
15100 Property, Plant & Equipment:Equipment - Lab	-158,133.09
15200 Property, Plant & Equipment:Equipment - Office	-5,677.16
18250 Other Assets:Licenses Amortization	1,762.43
Net cash provided by investing activities	**$ -162,047.82**
FINANCING ACTIVITIES	
28100 Investments:SAFE Investments -	1,155,000.00
30300 Restricted Stock	127.11
Net cash provided by financing activities	**$1,155,127.11**
NET CASH INCREASE FOR PERIOD	**$403,975.67**
Cash at beginning of period	859,883.40
CASH AT END OF PERIOD	**$1,263,859.07**

LEAH Labs

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Checking	1,263,859.07
10010 Checking NSF	0.00
10100 Platinum Business Checking (1611)	0.00
Total Bank Accounts	**$1,263,859.07**
Accounts Receivable	
Accounts Receivable (A/R)	126,002.68
Total Accounts Receivable	**$126,002.68**
Other Current Assets	
13000 Prepayments	
13100 Prepaid Insurance	5,480.00
13200 Prepaid Consulting	0.00
13300 Prepaid Software Subscriptions	5,809.13
13400 Prepaid Other	32,689.56
Total 13000 Prepayments	**43,978.69**
Total Other Current Assets	**$43,978.69**
Total Current Assets	**$1,433,840.44**
Fixed Assets	
15000 Property, Plant & Equipment	
15100 Equipment - Lab	200,248.88
15150 Accumulated Depreciation - Lab Equip	-18,914.00
15200 Equipment - Office	5,677.16
15250 Accumulated Depreciation - Office Equip	-1,190.00
Total 15000 Property, Plant & Equipment	**185,822.04**
Total Fixed Assets	**$185,822.04**
Other Assets	
18000 Other Assets	
18200 Licenses	7,049.70
18250 Licenses Amortization	-6,281.35
Total 18000 Other Assets	**768.35**
Total Other Assets	**$768.35**
TOTAL ASSETS	**$1,620,430.83**

LEAH Labs

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,355.65
Total Accounts Payable	**$2,355.65**
Credit Cards	
23000 Brex	311.20
Total Credit Cards	**$311.20**
Other Current Liabilities	
25000 Payroll Liability	
25100 Wages Payable	4,761.80
25150 Benefits Payable	0.00
25200 FIT Payable	0.00
25250 FUTA Payable	0.00
25300 SIT Payable	0.00
25350 SUTA Payable	0.00
Total 25000 Payroll Liability	**4,761.80**
Total Other Current Liabilities	**$4,761.80**
Total Current Liabilities	**$7,428.65**
Long-Term Liabilities	
28000 Investments	
28100 SAFE Investments -	2,954,221.84
28200 Cost of Financing	-16,414.42
Total 28000 Investments	**2,937,807.42**
Total Long-Term Liabilities	**$2,937,807.42**
Total Liabilities	**$2,945,236.07**
Equity	
30000 SAFE Investments	0.00
30200 Owner's Pay & Personal Expenses	0.00
30300 Restricted Stock	127.11
30400 Additional Paid in Capital	38.03
30500 Common Stock	1,432.74
34000 Retained Earnings	-858,132.88
Net Income	-468,270.24
Total Equity	**$ -1,324,805.24**
TOTAL LIABILITIES AND EQUITY	**$1,620,430.83**

LEAH Labs

Profit and Loss

January - December 2022

	TOTAL
Income	
40100 Grant Income	389,328.29
Total Income	**$389,328.29**
GROSS PROFIT	**$389,328.29**
Expenses	
51000 Direct Program Costs	
51100 Direct Labor	281,996.35
51200 Consultants	76,715.90
51400 Materials & Supplies	163,819.25
51600 Consortium/Contractual	82,259.20
51700 Other/Misc	18,386.55
Total 51000 Direct Program Costs	**623,177.25**
55000 Payroll	0.00
55100 Payroll Taxes	27,207.04
55150 Bonus	10,948.56
55200 PTO	
55215 Holiday	8,063.78
55220 Sick Leave	421.64
55225 Other Leave	19,067.43
55230 Vacation	11,353.28
Total 55200 PTO	**38,906.13**
55300 Employee Insurance	
55330 Worker's Compensation	903.68
Total 55300 Employee Insurance	**903.68**
55400 Simple IRA	5,429.54
55500 Payroll Expense	966.28
Total 55000 Payroll	**84,361.23**
55210 Medical Insurance	11,075.95
57000 Travel	1,234.14
57100 Parking	3,456.20
57150 Lodging	3,431.42
57200 Meals	894.87
57300 Registration Expenses	3,498.00
57400 Transportation	8,442.83
Total 57000 Travel	**20,957.46**
58000 General & Administrative Expenses	
58100 Overhead Labor	21,766.83
58200 Depreciation	16,575.00
58400 Office Supplies	734.24
58410 Postage	1,610.17

	TOTAL
58420 Dues & Subscriptions	11,320.83
58450 Business Meals	1,297.65
58500 Contractors	39,497.32
58510 Legal	
58520 Legal - General	3,493.50
Total 58510 Legal	**3,493.50**
58550 Accounting	11,152.55
58650 Licenses	125.00
58750 Recruitment	4,549.91
58800 Interest Expense	0.00
Total 58000 General & Administrative Expenses	**112,123.00**
58600 Insurance	
58610 General Liability	474.00
Total 58600 Insurance	**474.00**
59000 Taxes	2,120.00
59600 Miscellaneous Expense	69.67
Total Expenses	**$854,358.56**
NET OPERATING INCOME	**$ -465,030.27**
Other Income	
61200 Credit Card Cash Reward	67.50
Total Other Income	**$67.50**
Other Expenses	
62000 Other Expenses	1,545.04
62200 Amortization Expense	1,762.43
Total 62000 Other Expenses	**3,307.47**
Total Other Expenses	**$3,307.47**
NET OTHER INCOME	**$ -3,239.97**
NET INCOME	**$ -468,270.24**

LEAH Labs

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-349,788.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	61,621.66
13100 Prepayments:Prepaid Insurance	0.00
13200 Prepayments:Prepaid Consulting	0.00
13300 Prepayments:Prepaid Software Subscriptions	-2,094.40
13400 Prepayments:Prepaid Other	-150.00
15150 Property, Plant & Equipment:Accumulated Depreciation - Lab Equip	3,087.00
Accounts Payable (A/P)	-6,973.52
23000 Brex	365.59
25100 Payroll Liability:Wages Payable	-6,909.91
25150 Payroll Liability:Benefits Payable	410.77
25200 Payroll Liability:FIT Payable	-1,815.65
25250 Payroll Liability:FUTA Payable	-43.29
25300 Payroll Liability:SIT Payable	-523.31
25350 Payroll Liability:SUTA Payable	-70.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**46,904.02**
Net cash provided by operating activities	**$ -302,884.58**
INVESTING ACTIVITIES	
15100 Property, Plant & Equipment:Equipment - Lab	-32,266.42
18250 Other Assets:Licenses Amortization	1,762.42
Net cash provided by investing activities	**$ -30,504.00**
FINANCING ACTIVITIES	
28100 Investments:SAFE Investments -	919,755.00
28200 Investments:Cost of Financing	-16,414.42
30500 Common Stock	1,242.74
Net cash provided by financing activities	**$904,583.32**
NET CASH INCREASE FOR PERIOD	**$571,194.74**
Cash at beginning of period	288,688.66
CASH AT END OF PERIOD	**$859,883.40**

LEAH Labs

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Checking	781,643.27
10010 Checking NSF	78,240.13
10100 Platinum Business Checking (1611)	0.00
Total Bank Accounts	**$859,883.40**
Accounts Receivable	
Accounts Receivable (A/R)	25,000.00
Total Accounts Receivable	**$25,000.00**
Other Current Assets	
13000 Prepayments	
13100 Prepaid Insurance	0.00
13200 Prepaid Consulting	0.00
13300 Prepaid Software Subscriptions	2,094.40
13400 Prepaid Other	150.00
Total 13000 Prepayments	**2,244.40**
Total Other Current Assets	**$2,244.40**
Total Current Assets	**$887,127.80**
Fixed Assets	
15000 Property, Plant & Equipment	
15100 Equipment - Lab	42,115.79
15150 Accumulated Depreciation - Lab Equip	-3,529.00
Total 15000 Property, Plant & Equipment	**38,586.79**
Total Fixed Assets	**$38,586.79**
Other Assets	
18000 Other Assets	
18200 Licenses	7,049.70
18250 Licenses Amortization	-4,518.92
Total 18000 Other Assets	**2,530.78**
Total Other Assets	**$2,530.78**
TOTAL ASSETS	**$928,245.37**

LEAH Labs

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	471.25
Total Accounts Payable	**$471.25**
Credit Cards	
23000 Brex	433.09
Total Credit Cards	**$433.09**
Other Current Liabilities	
25000 Payroll Liability	
25100 Wages Payable	0.00
25150 Benefits Payable	1,195.72
25200 FIT Payable	0.00
25250 FUTA Payable	0.00
25300 SIT Payable	0.00
25350 SUTA Payable	0.00
Total 25000 Payroll Liability	**1,195.72**
Total Other Current Liabilities	**$1,195.72**
Total Current Liabilities	**$2,100.06**
Long-Term Liabilities	
28000 Investments	
28100 SAFE Investments -	1,799,221.84
28200 Cost of Financing	-16,414.42
Total 28000 Investments	**1,782,807.42**
Total Long-Term Liabilities	**$1,782,807.42**
Total Liabilities	**$1,784,907.48**
Equity	
30000 SAFE Investments	0.00
30200 Owner's Pay & Personal Expenses	0.00
30400 Additional Paid in Capital	38.03
30500 Common Stock	1,432.74
34000 Retained Earnings	-508,344.28
Net Income	-349,788.60
Total Equity	**$ -856,662.11**
TOTAL LIABILITIES AND EQUITY	**$928,245.37**

LEAH Labs

Profit and Loss
January - December 2021

	TOTAL
Income	
40100 Grant Income	138,382.34
Total Income	**$138,382.34**
GROSS PROFIT	**$138,382.34**
Expenses	
51000 Direct Program Costs	
51100 Direct Labor	177,027.69
51200 Consultants	46,535.50
51300 Equipment	1,532.09
51400 Materials & Supplies	148,303.73
51500 Travel	334.20
51700 Other/Misc	103,819.60
Total 51000 Direct Program Costs	**477,552.81**
55000 Payroll	9,933.81
55100 Payroll Taxes	9,870.12
55200 PTO	
55215 Holiday	7,088.97
55220 Sick Leave	314.56
55230 Vacation	10,549.51
Total 55200 PTO	**17,953.04**
55300 Employee Insurance	47.48
55330 Worker's Compensation	498.03
Total 55300 Employee Insurance	**545.51**
55400 Simple IRA	2,966.32
55500 Payroll Expense	1,984.76
Total 55000 Payroll	**43,253.56**
55210 Medical Insurance	7,023.05
57000 Travel	49.54
57100 Parking	285.00
57150 Lodging	961.42
57200 Meals	202.28
57300 Registration Expenses	704.73
57400 Transportation	2,844.01
Total 57000 Travel	**5,046.98**
58000 General & Administrative Expenses	
58100 Overhead Labor	5,031.69
58200 Depreciation	3,087.00
58300 Rent & Lease	4,135.00
58400 Office Supplies	1,037.79
58410 Postage	876.87

LEAH Labs

Profit and Loss
January - December 2021

	TOTAL
58420 Dues & Subscriptions	6,041.92
58425 Computer Services	450.00
58450 Business Meals	491.09
58500 Contractors	1,913.59
58510 Legal	
58520 Legal - General	1,604.00
Total 58510 Legal	**1,604.00**
58550 Accounting	14,817.49
58700 Advertising & Marketing	13,737.04
58900 Bank Charges & Fees	0.00
Total 58000 General & Administrative Expenses	**53,223.48**
58600 Insurance	
58610 General Liability	474.00
Total 58600 Insurance	**474.00**
59000 Taxes	812.00
59600 Miscellaneous Expense	-977.36
Total Expenses	**$586,408.52**
NET OPERATING INCOME	**$ -448,026.18**
Other Income	
61000 Other Income	100,000.00
Total Other Income	**$100,000.00**
Other Expenses	
62000 Other Expenses	
62200 Amortization Expense	1,762.42
Total 62000 Other Expenses	**1,762.42**
Total Other Expenses	**$1,762.42**
NET OTHER INCOME	**$98,237.58**
NET INCOME	**$ -349,788.60**

LifEngine Animal Health Laboratories Incorporated
STATEMENT OF CHANGES IN SHARHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2022 AND DECEMBER 31, 2021

| | Common stock | | | | |
	Shares	Amount	Additional	Retained	Total equity
Beginning balance, December 31, 2020	1,905,079	190	38	(508,344)	(508,116)
Issuance of Common stock	131,612	1,244	-	-	1,244
Treasury stock (shares repurchased at cost)	(10,000)	-	-	-	-
Net income (loss)	-	-	-	(349,789)	(349,789)
Ending balance, December 31, 2021	2,026,691	1,434	38	(858,134)	(856,662)
Issuance of Common Stock	15,226	152	-	-	152
Treasury stock (shares repurchased at cost)	-	-	-	-	-
Net income (loss)	-	-	-	(468,270)	(468,270)
Ending balance, December 31, 2022	2,041,917	1,586	38	(1,326,404)	(1,324,780)

LifEngine Animal Health Laboratories Incorporated
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31st, 2022 and 2021

1.   **ORGANIZATION AND PURPOSE**

LifEngine Animal Health Laboratories Incorporated (the "Company"), is a C-Corp organized under the laws of the State of Delaware. The Company operates as a biotechnology company developing therapies for pets and their people.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31st year end.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended in 2022 and 2021 the Company's cash positions include its operating bank account.